Exhibit 99.2

RECENT DEVELOPMENTS

For the second quarter of 2013, we expect our total shipments to exceed the previously announced guidance of 410 MW to 430 MW. Revenues for the second quarter ended June 30, 2013 are expected to be slightly lower as compared to the first quarter of 2013. We expect to report lower net losses during the second quarter of 2013 as compared to the first quarter of 2013 primarily due to a decrease in total operating expenses.

We estimate that our cash and restricted cash balances as of June 30, 2013 decreased by 28% to 30%, and our total bank borrowings decreased by 12% to 14%, as compared to their respective amounts at March 31, 2013. Working capital as of June 30, 2013 will reflect a decrease (estimated to be between RMB520 million (US$83.7 million) to RMB620 million (US$99.8 million)) from working capital levels as of March 31, 2013.

The estimated decrease in cash and restricted cash balances was mainly due to the repayment of our senior convertible notes at maturity in May 2013 as well as repayment of certain bank loans that were not renewed at maturity. The estimated decrease in working capital was mainly due to the reclassification of several long-term bank loans into short-term liabilities, in the range of RMB480 million (US$77.3 million) to RMB520 million (US$83.7 million), which resulted in a higher current portion of long-term debt as of June 30, 2013.

On August 5, 2013, we extended the terms of our outstanding entrustment loan (the “Hefei Loan”) with Hefei High-tech Development Park Management Committee in the amount of RMB1.44 billion (US$231.9 million), which was initially entered into in June 2011. Under the new terms, RMB288 million (US$46.4 million) of the Hefei Loan and accrued interest on the balance of the loan principal will be due on January 20, 2014, RMB432 million (US$69.6 million) and accrued interest on the balance of the loan principal will be due on January 20, 2015, and the remainder and accrued interest on the balance of the loan principal will be due on January 20, 2016. As a result of the extension of the Hefei Loan, we expect that the portion of the Hefei Loan previously classified as a current portion of long-term debt in the amount of RMB962 million (US$154.9 million) will be reclassified as a long-term liability, thus reducing our current liabilities and improving our working capital levels in the near future.  On August 5, 2013, we announced that JA Solar and Jinglong Group, a related party of JA Solar, secured a commitment for a RMB550 million (US$80.5 million) credit facility from the Bank of Communications of China. Of the credit facility, RMB250 million (US$40.3 million) would be available to JA Solar and RMB300 million (US$48.3 million) would be available to Jinglong Group. We have not yet entered into a definitive agreement with respect to this credit facility and can give no assurance it will be completed on the terms described, or at all.

On April 24, 2013, JA Solar USA Inc. entered into a contract with Phoenix Solar, Inc., which was amended on May 9, 2013 and May 30, 2013, respectively. Pursuant to the contract and its amendments, from June 13, 2013 to August 19, 2013, JA Solar USA Inc. will provide a total of 38.7 MW of solar modules to Phoenix Solar Inc.

The foregoing estimates reflect management’s current and preliminary assessment as of the date of this prospectus supplement and are subject to possible adjustment upon the completion of the preparation of the Company’s financial statements for the quarter ended June 30, 2013.